4823-0276-0021, v. 2 RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF INVENTRUST PROPERTIES CORP. TO LIQUIDITY PARTNERS TRUST I. If you are considering selling your shares of InvenTrust Properties Corp. (“InvenTrust”) to Liquidity Partners Trust I (“Liquidity Partners”), please read all the information below. THE INVENTRUST BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK. Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from Liquidity Partners:  The Board believes that the offer price is less than the current and potential long-term value of the shares of InvenTrust.  If you sell, you will NO LONGER RECEIVE quarterly distributions or otherwise have any rights with respect to the shares that you sell.1  None of InvenTrust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Liquidity Partners.  Liquidity Partners states that it did not obtain current independent valuations or appraisals of InvenTrust’s assets.  Liquidity Partners states that it and its affiliates beneficially own 103,751,020 shares, which would represent approximately 13.4% of the outstanding shares. InvenTrust believes that this figure is too high and is not accurate. Elsewhere, Liquidity Partners states that it and its affiliates beneficially own approximately 0.01% of the outstanding shares.  Liquidity Partners acknowledges that in establishing the purchase price of $1.55 per share, it is motivated to establish the “most efficient” price which might be acceptable to stockholders consistent with Liquidity Partners’ objectives.  Liquidity Partners states that it has applied a discount to the estimated per share value in order to make a profit and if the tender demand is above 2,000,000 shares, pro ration will apply and only a portion of each stockholder’s tender will be purchased.  Stockholders looking to liquidate should note that, according to an independent secondary market auction provider, including Liquidity Partners’ tender service agent, sales of InvenTrust stock on such provider’s platform have ranged from $1.90 to $2.09 per share over the last three months. InvenTrust encourages you to follow the Board’s recommendation and not tender your shares to Liquidity Partners. If you do tender your shares to Liquidity Partners, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to Liquidity Partners’ tender service agent. Please consult your financial advisor or InvenTrust’s Investor Services Department at 855-377-0510 with any questions. Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. InvenTrust has filed a Schedule 14D-9 with the Securities November 14, 2017

4823-0276-0021, v. 2 and Exchange Commission (the “SEC”) providing additional detail regarding the Board’s recommendation in response to Liquidity Partners’ offer. The Schedule 14D-9 is available on the InvenTrust website and the SEC’s website at www.sec.gov. 1. Distributions are not guaranteed, and distribution rates are subject to change. InvenTrust Properties Corp. 3025 Highland Parkway, Suite 350 Downers Grove, IL 60515 855.377.0510 www.inventrustproperties.com